BIT DIGITAL, INC.

33 Irving Place

New York, NY 10003

January 21, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Amendment No. 5 to Registration Statement on Form F-3
Last Filed January 18, 2022 - File No. 333-260241

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated January 19, 2022. We have submitted Amendment No. 6 (the “Amendment”) to the Registration Statement on Form F-3 (the “Registration Statement”) on this date reflecting the Company’s response.

Set forth below is the Company’s response, which comment is repeated below for reference.

Amendment No. 5 to Registration Statement on Form F-3

Risk Factors

Regulatory bodies of the United States may be limited in their ability to conduct investigations, page 19

1.       Refer to your response to comment 1. On page 19, we note that you continue to state that "[o]n December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspection for two consecutive years instead of three." Please revise to clarify that, on December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA, which requires the SEC to prohibit an issuer's securities from trading on a U.S. national securities exchange and in the over-the-counter market if the auditor is not subject to PCAOB inspection for three years. In addition, please replace your deleted disclosure describing the impact of the HFCAA, which stated that "[a]ccordingly, [y]our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange if [y]our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in [y]our ordinary shares being delisted."

Response No. 1

This comment has been complied with on page 19. Please advise us as to when we may submit an acceleration request.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Bryan Bullett
Bryan Bullett, Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.
Robert W. Downes, Esq. (Sullivan & Cromwell LLP)